June 17, 2005

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

450 Fifth Plaza, N.W.

Judiciary Plaza

Washington, D.C. 20549

Attention: Daniel Greenspan

Re:	Allion Healthcare, Inc. (the “Company”)
Registration Statement on Form S-1 (SEC File No. 333-124099) and Registration Statement on Form 8-A (SEC File No. 000-17821)

Ladies and Gentlemen:

The Company hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (SEC File No. 333-124099), as amended, and Form 8-A/A (SEC File No. 000-17821) to 4:00 p.m., Eastern time, on Tuesday, June 21, 2005 or as soon thereafter as possible.

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.

Please call Andrew Herman of Kirkland & Ellis LLP, special counsel to the Company, at (202) 879-5224 as soon as the Registration Statement has been declared effective or if you have any other questions or concerns regarding this matter.

Very truly yours,

ALLION HEALTHCARE, INC.

By:	/s/ James G. Spencer
Name:	James G. Spencer
Its:	Chief Financial Officer, Secretary and Treasurer